Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated July 10, 2013

Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No.
333-177923 July 8, 2013

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July 2013

J. P. Morgan Structured Investments

The J.P. Morgan Strategic Volatility Dynamic Index

Strategy Guide

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IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of
U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured
Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein or that may compose the Index or to which the Index relates directly or indirectly (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. J.P. Morgan
Securities LLC is a member of the Financial Industry Regulatory Authorith, the
New York Stock Exchange and the Securities Investor Protection Corporation.
Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Index Disclaimers

J.P. Morgan has entered into an agreement with the Chicago Board Options
Exchange, Incorporated (the "CBOE") and Standard and Poor's Financial Services
LLC ("SandP") that provides it and certain of its affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the CBOE Volatility Index([R]) (the "VIX Index") in connection with certain securities. J.P. Morgan securities linked to the Index are not sponsored, endorsed, sold or promoted by SandP or the CBOE. SandP and the CBOE make no representation, condition or warranty, express or implied, to the owners of these securities or any member of the public regarding the advisability of investing in securities generally or in these securities. SandP's and the CBOE's only relationship to J.P. Morgan and its affiliates, is the licensing of certain trademarks and trade names of SandP, CBOE and the VIX Index which is determined, composed and calculated by CBOE without regard to J.P. Morgan and its affiliates or these securities. The CBOE has no obligation to take the needs of J.P. Morgan and its affiliates or the owners of these securities into consideration in determining, composing or calculating the VIX Index. SandP and the CBOE are not responsible for and have not participated in the determination of the timing of, prices, or quantities of these securities to be issued or in the determination or calculation of the equation by which these securities are to be converted into cash. SandP and the CBOE have no obligation or liability in connection with the administration, marketing or trading of these securities.

THE CBOE SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION
OF THE VIX INDEX FROM SOURCES THAT THE CBOE CONSIDERS RELIABLE, BUT SandP AND
THE CBOE ACCEPT NO RESPONSIBILITY FOR, AND SHALL HAVE NO LIABILITY FOR, ANY
ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. SandP AND THE CBOE DO NOT GUARANTEE
THE ACCURACY AND/OR THE COMPLETENESS

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OF THE VIX INDEX OR ANY DATA INCLUDED THEREIN. SandP AND THE CBOE MAKE NO
WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY ANY PERSON OR
ENTITY FROM THE USE OF THE VIX INDEX OR ANY DATA INCLUDED THEREIN. SandP AND THE
CBOE MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL CONDITIONS
AND WARRANTIES IMPLIED BY STATUTE, GENERAL LAW OR CUSTOM WITH RESPECT TO THE VIX
INDEX OR ANY DATA INCLUDED THEREIN.

In addition, (i) the CBOE has no relationship to the notes other than authorizing SandP to grant a license to J.P. Morgan and its affiliates to use the VIX Index as the basis for the notes; (ii) the CBOE has no obligation to take the needs of J.P. Morgan and its affiliates, purchasers or sellers of the notes or any other persons into consideration in maintaining the VIX Index or modifying the methodology underlying the VIX Index and (iii) the CBOE has no obligation or liability in connection with the administration, marketing or trading of the VIX Index, the notes or any other investment product of any kind or character that is based thereon.

"STANDARD and POOR'S([R]) ," "SandP([R],) " "SandP 500([R]) ," AND "STANDARD and
POOR'S 500" ARE TRADEMARKS OF STANDARD and POOR'S, A DIVISION OF THE MCGRAW-HILL
COMPANIES, INC., AND "CBOE VOLATILITY INDEX([R]) " AND "VIX([R]) " ARE
TRADEMARKS OF THE CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED. THESE MARKS HAVE
BEEN LICENSED FOR USE BY JPMORGAN CHASE BANK, NATIONAL ASSOCIATION AND
SUB-LICENSED FOR USE BY JPMORGAN CHASE and CO. THE SECURITIES ARE NOT SPONSORED,
ENDORSED, SOLD OR PROMOTED BY STANDARD and POOR'S OR THE CBOE AND STANDARD and
POOR'S AND THE CBOE MAKE NO REPRESENTATION REGARDING THE ADVISABILITY
OFINVESTING IN THE SECURITIES.

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Background on Volatility

Volatility is a measure of the variability of the returns of a given financial asset. One common approach to estimating volatility is to measure the variability of the historical returns of the asset ("historical volatility"). In the context of investments, volatility is commonly thought of as a measure of risk because assets with a higher measure of historical volatility would have exhibited a higher variability of returns in the past. Another approach to estimating volatility is to infer the market's expectation of the volatility of an asset from the prices of listed option contracts that reference the asset
("implied volatility"). For example, the implied volatility of the SandP 500(R)
Index can be inferred from the prices of listed options on the SandP 500(R)
Index. The VIX Index, published by the Chicago Board of Options Exchange,
Incorporated ("CBOE"), is viewed to be the benchmark for measuring the near term
(30 days) implied volatility of the SandP 500(R) Index.

In general, volatility has tended to be negatively correlated to the equity markets. Specifically, for large-cap U.S. equities, the VIX Index has historically tended to increase sharply during periods of turbulence in the equity markets, while it has typically declined when the market recovers. In the first chart below, which shows the historical performance of the SandP 500(R)
Index and the VIX Index, it can be observed that periods of declines (especially steep declines) in the SandP 500(R) Index are often accompanied by increases in the VIX index. The chart on the following page shows the 30-day historical returns of the SandP 500(R) Index plotted on the horizontal axis against the
30-day historical returns of the VIX Index plotted on the vertical axis. As can be seen in this chart, negative returns for the SandP 500(R) Index have often been accompanied with positive returns in the VIX Index.

andP 500(R) Index and the VIX Index Jun 2003 - Jun 2013

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Source: Bloomberg. As of 6/28/2013. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE
RESULTS. The VIX Index is not an investable Index. The J.P. Morgan Strategic
Volatility Dynamic Index is not linked to the VIX Index. The information in the above chart is provided solely for illustration.

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Source: J.P. Morgan; Bloomberg. As of 6/28/2013. The chart shows the 30-day returns of the SandP 500([R]) Index on the horizontal axis plotted against the
30-day returns of the VIX Index on the vertical axis from Feb 2003 to Feb 2013.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. The VIX Index is not an
investable Index. The J.P. Morgan Strategic Volatility Dynamic Index is not
linked to the VIX Index. The information in the above chart is provided solely for illustration.

Unlike other financial assets, such as equities and bonds, that are generally expected to increase over the long term, there is no expectation that volatility will increase in the long term. Rather, volatility is generally expected, over the long term, to decline from any highs and recover from any lows. Such behavior is often described as mean reverting because the asset is expected to revert from highs or lows towards its long-term average. The mean reverting behavior of volatility can be observed in the historical performance of the VIX
Index displayed in the first chart on the next page.

Increases in volatility have historically tended to occur suddenly, while declines in volatility have tended to be gradual. As a result, a distribution of the historical returns of the VIX Index shows that large positive returns have occurred more frequently than large negative returns over a relatively short period of time, a feature that is often described as "positively skewed" or having a "right fat tail." The possibility of a large increase in volatility when markets are stressed may make volatility products of interest to investors as possible hedging tools.

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Source: J.P. Morgan; Bloomberg. As of 6/28/2013. The chart shows the frequency with which the VIX Index attained a particular given 30 Calendar return level over the historical period from Feb 2003 to Feb 2012. PAST PERFORMANCE IS NOT
INDICATIVE OF FUTURE RESULTS. The VIX Index is not an investable Index. The J.P.
Morgan Strategic Volatility Dynamic Index is not linked to the VIX Index. The information in the above chart is provided solely for illustration.

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Investing in Volatility

The VIX Index, which is viewed as the benchmark for measuring the volatility of the SandP 500(R) Index, is not an investable index. Futures contracts on the VIX
Index were introduced by the CBOE in 2004 to provide investable access to volatility. Because futures contracts have specific expiration dates, in order for an investor to maintain exposure, the investor needs to sell a futures contracts as it gets close to expiration and purchase another contract with a later expiration date. This process is known as "rolling" the futures position.

In general, futures curves typically exhibit one of two distinct "shapes." The term "contango" is used to describe the shape of a futures curve when the price of a futures contract with a later expiration is higher than that of a futures contract with an earlier expiration; the term "backwardation" is used to describe the shape of a futures curve when the price of a futures contract with a later expiration is lower than the price of a futures contract with an earlier expiration. The charts below show snapshots of the VIX futures curve on January
23, 2012 and August 8, 2011. January 23, 2012 occurred during a period of increasing equity market performance and the VIX futures curve is shown to be in contango on that day. August 8, 2011 occurred during a stressed period in the equity markets and the VIX futures curve is shown to be in backwardation on that day.

Snapshots of the VIX Futures Curve in Contango and in Backwardation

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Source: Bloomberg. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. The
J.P. Morgan Strategic Volatility Dynamic Index is not linked to the VIX Index.
The information in the above chart is provided solely for illustration.

The VIX futures curve is typically in contango, reflecting a "normal" market scenario. When a futures curve is in contango, all else being equal, an investor seeking to maintain a long position pays a higher price to buy a later expiration futures contract than the price at which the investor is able to sell the contract as it nears expiration, thus suffering negative returns ("negative roll yield"). For this reason, a systematic long position in VIX futures can suffer periods of large negative returns associated with negative roll yield.
The chart on the next page shows the hypothetical back-tested performance (for periods before January 22, 2009) and actual historical performance (for periods on and after January 22, 2009) of the SandP 500([R]) Short-Term VIX Futures
Index. This index simulates a systematic long position in VIX futures at the
1-month

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point on the VIX futures curve and is a popular underlying for several exchange-traded notes and exchange-traded funds on the market. As can be observed in the chart below, although the index generally increases when VIX increases, during periods between any such increases, the SandP 500(R)
Short-Term VIX Futures Index declines, sometimes significantly. The periods of decline in the SandP 500(R) Short-Term VIX Futures Index reflect both the reversion of volatility to its long-term average and the negative roll yield of the VIX futures curve in normal markets.

Hypothetical, historical performance of the SandP 500 Short Term VIX Futures
Index Jun 2007 - Jun 2013

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Source: J.P. Morgan; Bloomberg. As of 6/28/2013. PAST PERFORMANCE IS NOT
INDICATIVE OF FUTURE RESULTS. The J.P. Morgan Strategic Volatility Dynamic Index
is not linked to the VIX Index or the SandP 500([R]) Short-Term VIX Futures
Index. The information in the above chart is provided solely for illustration.

Note: The SandP 500 Short-Term VIX Futures Index was launched on January 22,
2009, and therefore any data for that index prior to that date is back-tested and does not represent actual historical data. Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information of the index. In addition, back-tested, hypothetical historical results have inherent limitations in that back-tested results may be achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

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The J.P. Morgan Strategic Volatility Dynamic Index

The J.P. Morgan Strategic Volatility Dynamic Index (the "Index") aims to provide exposure to volatility via VIX futures contracts by combining a long position in
VIX futures at the 4-month point on the VIX futures curve with a contingent, scaled short position in VIX futures at the 2-month point on the VIX futures curve. The Index targets a flat to positive sensitivity to volatility by (a)
scaling the exposure to the short position, based on a measure of recent relative returns of the short position (assuming the synthetic short position is activated at all times) compared to the synthetic long position, which we refer to as the Average Beta Weight, in an attempt to avoid or mitigate the negative sensitivity to volatility that could result from constant 100% exposure to the synthetic short position and (b) progressively de-activating the synthetic short position under certain market conditions

The synthetic long position in the futures contracts measures the return from rolling a synthetic position throughout each month from the third-month VIX futures contract into the six-month VIX futures contracts (while maintaining positions in the four-month and fifth-month VIX futures contracts). The synthetic short exposure to the futures contracts, when activated, measures the return from rolling a synthetic short position in the second-month VIX futures contract into the third month VIX futures contract and is designed to be activated when the VIX futures curve is upward-sloping.

Exposure to the synthetic short position will vary between 0% and 100%.

[]   On any Index Business Day (as defined in the relevant underlying supplement), the exposure to the synthetic short position that will be used in the calculation of the level of the Index on the following Index
     Business Day will be adjusted based on the Average Beta Weight on that
     Index Business Day if the level of the VIX Index was less than the rolling, weighted average of the second-month and third-month VIX futures contracts included in the synthetic short position (whether activated or not) for each of the three immediately preceding Index Business Days, subject to a maximum of 100%, a minimum of 0% and a maximum daily change in the exposure of 25%.

[]   Conversely, the exposure to the synthetic short position will be decreased by 25% on any Index Business Day if the level of the VIX Index was greater than or equal to the rolling, weighted average of the second-month and third-month VIX futures contracts included in the synthetic short position for each of the three immediately preceding Index Business Days, subject to a minimum of 0%.

[]   On any Index Business Day for which these conditions are not met, the synthetic short position will not be increased or decreased.

The Average Beta Weight is based on the 10-day average of the "beta" of the synthetic short position (assuming the synthetic short position is activated at all times) relative to the synthetic long position, where each of the 10 "betas"
are, in turn, determined by referencing the daily return of the synthetic long position and the synthetic short position (assuming the synthetic short position is activated at all times) over a 10-day period.

The reported level of the Index incorporates the daily deduction of (a) an index fee of 0.75% per annum and (b) a "daily rebalancing adjustment amount" that is determined by applying a rebalancing adjustment factor of between 0.20% and
0.50% per day, both to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position.

The daily rebalancing adjustment amount is intended to approximate the "slippage costs" that would be experienced by a professional investor seeking to replicate the hypothetical portfolio

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In

800

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Source: J.P. Morgan; Bloomberg. As of 6/28/2013. PAST PERFORMANCE AND
BACK-TESTED PERFOMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. The information in this chart is provided solely for reference.

Note: The J.P. Morgan Strategic Volatility Dynamic Index was launched on
8/31/2012, and therefore any data used for that index prior to that date is back-tested and does not represent actual historical data. The hypothetical back-tested performance of the Index is calculated on materially the same basis as the performance of the Index is now calculated, but does not represent the actual historical performance of the Index and has not been verified by an independent third party. Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information of the Index. In addition, back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

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Source: J.P. Morgan. As of 6/28/2013. PAST PERFORMANCE AND BACK-TESTED
PERFORMANCE ARE NOT INDICATIVE OF FUTURE LEVELS. The J.P. Morgan Strategic
Volatility Dynamic Index was launched on 8/31/2012; therefore any data used for that Index prior to that date is back-tested and does not represent actual historical performance. The information in this chart is provided solely for reference.

Note: The J.P. Morgan Strategic Volatility Dynamic Index was launched on
8/31/2012, and therefore any data used for that index prior to that date is back-tested and does not represent actual historical data. The hypothetical back-tested performance of the Index is calculated on materially the same basis as the performance of the Index is now calculated, but does not represent the actual historical performance of the Index and has not been verified by an independent third party. Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information of the Index. In addition, back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

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The table below shows the monthly and full year hypothetical back-tested returns and actual historical returns of the J.P. Morgan Strategic Volatility Dynamic
Index and the historical returns of the SandP 500([R]) Index.

Hypothetical, back-tested and historical illustration of monthly and full-year returns of the J.P.

Morgan Strategic Volatility Dynamic Index and the SandP 500([R]) Index (Jun 2008
-- Jun 2013)

2008    Jan   Feb        Mar     Apr     May     Jun     Jul     Aug     Sep
------- ----- ---------- ------- ------- ------- ------- ------- ------- -------
SVD                                              (2.88%) (4.21%) 1.72%   7.57%
SandP 500                                          (8.60%) (0.99%) 1.22%  9.08%)
------- ----- ---------- ------- ------- ------- ------- ------- ------- -------
2009    Jan   Feb        Mar     Apr     May     Jun     Jul     Aug     Sep
------- ----- ---------- ------- ------- ------- ------- ------- ------- -------
SVD     2.39% 6.71%      3.39%   (2.84%) (3.38%) (0.36%) (0.34%) 0.36%   1.83%
SandP 500 (8.57%) (10.99%) 8.54%   9.39%   5.31%   0.02%   7.41%   3.36%   3.57%
------- ---------------- ------- ------- ------- ------- ------- ------- -------
2010    Jan   Feb        Mar     Apr     May     Jun     Jul     Aug     Sep
------- ----- ---------- ------- ------- ------- ------- ------- ------- -------
SVD     1.48% (3.50%)    3.75%   3.05%   9.47%   (1.16%) 1.73%   2.98%   2.38%
SandP 500 (3.70%) 2.85%    5.88%   1.48%   (8.20%) (5.39%) 6.88%   (4.74%) 8.76%
------- ---------------- ------- ------- ------- ------- ------- ------- -------
2011    Jan   Feb        Mar     Apr     May     Jun     Jul     Aug     Sep
------- ----- ---------- ------- ------- ------- ------- ------- ------- -------
SVD     0.22% (1.59%)    (6.70%) 3.68%   0.76%   2.24%   (4.23%) 29.52%  19.38%
SandP 500 2.26% 3.20%      (0.10%) 2.85%   (1.35%) (1.83%) (2.15%) (5.68%) (7.18
------- ----- ---------- ------- ------- ------- ------- ------- ------- -------
2012    Jan   Feb        Mar     Apr     May     Jun     Jul     Aug     Sep
------- ----- ---------- ------- ------- ------- ------- ------- ------- -------
SVD     1.80% 0.36%      (1.44%) (0.94%) (1.16%) 1.06%   0.23%   2.38%   (2.26%)
SandP 500 4.36% 4.06%      3.29%   (0.63%) (6.27%) 3.96%   1.26%   1.98%   2.42%
------- ----- ---------- ------- ------- ------- ------- ------- ------- -------
2013    Jan   Feb        Mar     Apr     May     Jun     Jul     Aug     Sep
------- ----- ---------- ------- ------- ------- ------- ------- ------- -------
SVD     (3.69)% (2.07)%  1.11%   (2.84%) 1.19%   2.33%
SandP 500 5.04% 1.11%      3.60%   1.81%   2.08%   (1.50%)
------- ----- ---------- ------- ------- ------- ------- ------- ------- -------

 Oct      Nov     Dec     Full Year
 -------- ------- ------- ---------
 50.37%   17.01%  (0.48%) 81.92%
 (16.94%) (7.48%) 0.78%   (31.46%)
 -------- ------- ------- ---------
 Oct      Nov     Dec     Full Year
 -------- ------- ------- ---------
 0.10%    1.36%   (1.84%)  7.19%
   (1.98%)  5.74%   1.78%   23.45%
 -------- ------- ------- ---------
 Oct      Nov     Dec     Full Year
 -------- ------- ------- ---------
 (2.23%)  2.98%   2.93%   25.92%
   3.69%    (0.23%) 6.53%   12.78%
 -------- ------- ------- ---------
 Oct      Nov     Dec     Full Year
 -------- ------- ------- ---------
 (16.75%) 14.34%  (0.22%) 38.24%
%) 10.77%   (0.51%) 0.85%    0.00%
 -------- ------- ------- ---------
 Oct      Nov     Dec     Full Year
 -------- ------- ------- ---------
 (6.69%)  (0.25%) (3.15)  (10.13%)
   (1.98%)  0.28%   0.7%    13.31%
 -------- ------- ------- ---------
 Oct      Nov     Dec     Full Year
 -------- ------- ------- ---------

Source: J.P. Morgan; Bloomberg. As of 6/28/2013. PAST PERFORMANCE AND
BACK-TESTED PERFOMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. The information in this chart is provided solely for reference.

Note: The J.P. Morgan Strategic Volatility Dynamic Index was launched on
8/31/2012, and therefore any data used for that index prior to that date is back-tested and does not represent actual historical data. The hypothetical back-tested performance of the Index is calculated on materially the same basis as the performance of the Index is now calculated, but does not represent the actual historical performance of the Index and has not been verified by an independent third party. Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information of the Index. In addition, back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

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Risks associated with the J.P. Morgan Strategic Volatility Dynamic Index

The reported level of the Index incorporates the daily deduction of an index fee and a daily rebalancing adjustment

The reported level of the Index incorporates the daily deduction of (a) an index fee of 0.75% per annum and (b) a "daily rebalancing adjustment amount" that is determined by applying a rebalancing adjustment factor of between 0.20% and
0.50% per day, both to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position. The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Index.

Our affiliate, J.P. Morgan Securities plc, or JPMS plc, is the sponsor and index calculation agent and may adjust the Index in a way that affects its level

The policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMS plc is under no obligation to consider your interests as an investor in the securities linked to the Index.

Strategies that provide exposure to equity volatility, which are subject to significant fluctuations, are not suitable for all investors

Securities linked to the Index should be purchased only by sophisticated investors who understand risks associated with investments linked to equity volatility and who intend to monitor and manage their investments actively.

There are risks associated with the synthetic short position

Due to the time lag inherent in the Index, the exposure to the synthetic short position may not be adjusted quickly enough for the investment strategy on which the Index is based to be successful. Because exposure to the synthetic short position is adjusted only if the applicable conditions are satisfied for three consecutive Index Business Days, the exposure to the synthetic short position may not be adjusted during non-trending market conditions. In addition, when the synthetic short position is activated, your return on any securities linked to the Index is dependent on the net performance, not the absolute performance, of long and short positions. The net performance will depend on, among other factors, the dynamic weighting applied to the synthetic short position.
Furthermore, there is unlimited loss exposure to the synthetic short position, when activated.

The Index may not be successful, may not outperform any alternative strategy

The Index holds a synthetic long position in VIX futures contracts and employs a mathematical algorithm designed to activate and deactivate a synthetic short position in VIX futures when certain conditions are met. No assurance can be given that the strategy will be successful or that the Index will outperform any alternative strategy.

The Index has a limited history

The Index began publishing on August 31, 2012 and, therefore, has a limited historical performance. Past performance should not be considered indicative of future performance.

Hypothetical back-tested data relating to the Index do not represent actual historical data and are subject to inherent limitations

The hypothetical back-tested performance of the Index is calculated on materially the same basis as the performance of the Index is now calculated, but does not represent the actual historical performance of the Index and has not been verified by an independent third party.

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Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information of the Index. In addition, back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

Other key risks

[]   Changing prices of the VIX futures contracts included in the Index may reduce the level of the Index

[]   The level of the Index may not increase even when the synthetic long position or the synthetic short position, when activated, generates a positive return

[]   The Index is an excess return index and not a total return index

[]   Daily rebalancing of the Index may affect trading in the relevant VIX futures contracts

[]   An increase in the margin requirements for VIX futures contracts in the
     Index may affect the market for those VIX futures contracts

[]   VIX futures contracts have limited historical information

The risks identified above are not exhaustive. You should also carefully review the related "Risk Factors" section in the relevant underlying supplement and the
"Selected Risk Considerations" in the relevant term sheet or pricing supplement.

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